L'ORÉAL

L'OREAL
International Financial Information Department

25th March, 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Final Results

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

L'ORÉAL

NEWS RELEASE

Clichy, Tuesday 25th March 2003
6:00 pm

L'ORÉAL

FINAL RESULTS

- **Confirmation of increase in net profit before exceptionals**
- **Another substantial rise in dividend proposed**
- **Confidence for 2003 reaffirmed**

The Board of Directors of L'Oréal met on Tuesday 25th March 2003 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors closed the group's consolidated financial statements and the financial statements of the L'Oréal parent company for 2002.

	Amounts in millions of euros	Increase 2002/2001
Sales	**14,288.0**	**+4.0%**
Adjusted operating profit[1]	**1,840.6**	**+10.3%**
Pre-tax profit of fully consolidated companies	**1,698.4**	**+13.1%**
Net profit before exceptionals and after minority interests[2]	**1,456.2**	**+18.5%**
Net profit before exceptionals and after minority interests per share[2] (€)	**2.15**	**+18.5%**
Dividend[3] (€)	**0.64**	**+18.5%**

(1) i.e. including exchange rate gains and losses.
(2) Net profit before provision for depreciation of L'Oréal treasury shares, capital gains and losses on fixed assets, restructuring costs and amortisation of goodwill.
(3) Proposed to the Annual General Meeting of 22nd May 2003.

The confirmed 18.5% increase in net profit before exceptionals is the result of strong organic sales growth (up 8.9%) together with a very marked improvement in margins.

The certified results confirm those published on 20th February 2003. Pre-tax profit of fully consolidated companies amounted to some 1.7 billion euros, up by 13.1%. Double-digit earnings growth has been achieved for the 18th consecutive year.
Net profit before exceptionals and after minority interests[2] was close to 1.5 billion euros, representing an increase of 18.5%.

Following the meeting of the Board of Directors, Mr Lindsay OWEN-JONES made the following statement: "Despite the general uncertainty, the very good start to the year reinforces our confidence for 2003".

L'ORÉAL

Sharp increase in dividend (up 18.5%)

The Board of Directors has decided to propose a greatly increased dividend to the Annual General Meeting of Shareholders, to be held on Thursday 22nd May 2003 at 10:15 a.m. at UNESCO, 125 avenue de Suffren, 75007 Paris.
The dividend proposed is 0.64 euro, together with a tax credit of 0.32 euro, representing an 18.5% increase (compared with the dividend of 0.54 euro paid last year). The dividend would be paid from Tuesday 27th May 2003.

Board of Directors

At the Annual General Meeting, the Board of Directors will propose the renewal of the tenure as Director of Mrs Liliane BETTENCOURT.

Legal conditions and practical information on how to attend the Annual General Meeting have already been provided in the "Letters to Shareholders " and on www.loreal-finance.com.

The draft resolutions will be indicated on Friday 4th April in the AGM Notice published in the official newsletter, *"Bulletin des Annonces Légales Obligatoires" (BALO)*, as well as on the financial Internet site of L'Oréal and its Shareholder's Corner.

The other legal information will be available for shareholders from Tuesday 6th May immediately after the publication of the Notice to Attend the Annual General Meeting of Shareholders in the usual media.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution, and consult your usual newspapers, the ***Internet site*** *for shareholders and investors,* ***http://www.loreal-finance.com****. Alternatively, call the phone number: +33 (0) 1 58 13 51 36.*

Extensive live coverage of the annual presentation of the 2002 financial results will be available online at the www.loreal-finance.com site on Thursday 3rd April 2003, from 10:15 a.m. onwards and also available of-line from 3:00 p.m. onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY–France.